 Exhibit 99.1

NEWS RELEASE

November 13, 2015

Shares Issued and Outstanding: 159,678,833

TSX: MPV

NASDAQ: MDM

Mountain Province Diamonds Announces Q3 Filing

Toronto and New York, November 13, 2015 – Mountain Province Diamonds Inc. ("Mountain Province" or the "Company") (TSX: MPV, NASDAQ: MDM) today announced it has filed on SEDAR financial statements and management’s discussion and analysis (“MD&A”) for the three months and nine months ended September 30, 2015. The MD&A includes disclosure of the Company’s policies regarding the representation of women on the board of directors and in executive officer positions.

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Mountain Province Diamonds is a 49% participant with De Beers Canada in the Gahcho Kué diamond mine located in Canada's Northwest Territories. Gahcho Kué is the world’s largest and richest new diamond mine.

The Gahcho Kué Project consists of a cluster of four diamondiferous kimberlites, three of which have a probable mineral reserve of 35.4 million tonnes grading 1.57 carats per tonne for total diamond content of 55.5 million carats.

A 2014 NI 43-101 feasibility study report filed by Mountain Province (available on SEDAR) indicates that the Gahcho Kué project has an IRR of 32.6%.

The Gahcho Kué diamond mine is expected to produce an average of 4.5 million carats a year over a 12 year mine life.

Qualified Person

This news release has been prepared under the supervision of Carl G. Verley, P.Geo., who serves as the qualified person under National Instrument 43-101.

Forward-Looking Statements

This news release includes certain information that may constitute "forward-looking information" under applicable Canadian and US securities legislation. Forward-looking information includes, but is not limited to, the Company's strategic plans, future operations, future work programs and objectives. Forward-looking information is necessarily based upon a number of estimates and assumptions that, while considered reasonable, are subject to known and unknown risks, uncertainties, and other factors which may cause the actual results and future events to differ materially from those expressed or implied by such forward-looking information. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. All forward-looking information contained in this press release is given as of the date hereof and is based upon the opinions and estimates of management and information available to management as at the date hereof. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Mountain Province Diamonds Inc.

Patrick Evans, President and CEO

Phone: (416) 361-3562

E-mail: info@mountainprovince.com

www.mountainprovince.com